March 19, 2021


VIA E-MAIL

Jennifer Kraus-Florin, Esq.
Associate General Counsel
MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, Iowa 50677

Re:        MEMBERS Life Insurance Company
           Initial Registration Statement on Form S-1
           File No. 333-252290

Dear Ms. Kraus-Florin:

       On January 21, 2021, you filed the above-referenced initial registration statement on Form
S-1 on behalf of MEMBERS Life Insurance Company (the   Company  ). Where a
comment is
made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

General

       1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

       2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the
          Company will be solely responsible for any benefits or features associated with the
          Contract.

       3. In the table captioned Calculation of Registration Fee on the facing sheet, please clarify that the title of securities to be registered is a single premium deferred indexed annuity contract.




1
    Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 2 of 13

Cover Page

   4. In the second paragraph, please make prominent the statement that the Company does not allow additional Purchase Payments after the initial Purchase Payment. Please also disclose here, rather than on the next page, that the maximum Surrender Charge is 9%.

   5. Please prominently state after the third paragraph that the Contract is not suitable for investors who plan to take withdrawals (including systematic withdrawals and Required
      Minimum Distributions) or surrender the Contract during the first six Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period. Please also prominently state that partial withdrawals, full surrender, Death Benefit payment, or withdrawal to elect an Income Payout Option made during an Interest Term could significantly reduce the values under the Contract and the amount of interest credited at the end of an Interest Term due to proportionate withdrawal calculations, Surrender Charges, the Equity Adjustment, and the Interest Adjustment. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the
      Indexed Interest Floor or Indexed Interest Buffer.

   6. Please revise the bolded sentence in the fourth paragraph to state that it is possible that interest in the Risk Control Accounts may be negative, and that there is a risk of loss of principal and previously credited interest of up to 90% (with the Indexed Interest Buffer)
      and 10% (with the Indexed Interest Floor) due to negative Index performance. Please state that this loss could exceed 90% and 10%, respectively, for amounts withdrawn during an
      Interest Term due to proportionate withdrawal calculations, Surrender Charges, the Equity
      Adjustment, and the Interest Adjustment. Please explain that   principal
and previously
      credited interest   means the amount invested in an Allocation Option.

   7. The last sentence of the sixth paragraph states that negative investment performance will reduce the Risk Control Account Value by up to the amount of the Indexed Interest Floor
      even if the Index performance is   less than   the Indexed Interest
Floor. While accurate,
      please consider using a phrase such as   lower than   rather than   less
than   to avoid
      potential investor confusion. Please make corresponding revisions elsewhere, as appropriate (e.g., in the paragraph that follows).

Glossary (pages 1-4)

   8. In accordance with plain English principles, please use defined terms sparingly. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain
      English Handbook (1998). We note, for example, that several defined terms are used in only one place in the prospectus, and would be more appropriately defined where they are referenced (e.g., Declared Rate Separate Account, Earnings, Hospital, Irrevocable
      Beneficiary, Mean Variance Optimization, Modern Portfolio Theory, Proof of Death, Risk
      Control Separate Account, Terminally Ill/Terminal Illness, etc.).
Moreover,   Allocation
      Option Period   (defined incorrectly as a six-year period) is used
infrequently and appears to
      be synonymous with   Interest Term.   Similarly, rather than referring to
the   Surrender
      Charge Period,   simply state, where relevant, that a Surrender Charge is
imposed during the
      first six Contract Years.
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 3 of 13

   9. The Contract does not offer variable investment options. Please remove
the term   variable
      from the definition of   Contract.   Please make corresponding changes in
the Overview
      discussion on page 5 of the prospectus and in the Corporate History of the Company discussion on page 51 of the prospectus.

   10. Please combine the two definitions for   Equity Adjustment.

Highlights    How Your Contract Works    Overview (page 5)

   11. When stating in the first paragraph that the Contract allows an investor to earn interest, please also disclose that interest may be negative, and that there is a risk of loss of principal and previously credited interest of up to 90% (with the Indexed Interest Buffer) and 10%
       (with the Indexed Interest Floor) due to negative Index performance. Further, because the
       Contract does not offer guaranteed lifetime benefits, please remove the
term   guaranteed
       when referring to annuity income payments.

Highlights    How Your Contract Works    Allocation Options (pages 5-7)

   12. As stated in the Declared Rate Account discussion, an owner may obtain the initial Interest
       Rate by contacting the Company, speaking to his or her financial professional, or reviewing the Contract Data Page. Please explain how an owner may also obtain current Interest
       Rates.

   13. Please rewrite the first paragraph of the Risk Control Account discussion and the bullets that follow in accordance with plain English principles. In particular:

           a) In the first paragraph, please revise the last sentence to state that the Crediting
              Strategy may limit the amount of index interest credited due to an Indexed Interest
              Cap, Indexed Interest Participation Rate, Indexed Interest Floor, and/or Indexed
              Interest Buffer.

           b) Please rewrite the third sentence of the first bullet to clarify that the Indexed Interest
              Floor represents the maximum amount of negative index interest that may be credited to the Risk Control Account. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Floor in the Glossary, and to page
              20 of the prospectus.

              Please provide a brief example (e.g., if the Indexed Interest Floor is -10%, then on a
              $10,000 investment an investor could lose up to $1,000 ($10,000 x -10%) during the
              Interest Term).

           c) Please rewrite the last sentence in the first bullet to clarify that the Indexed Interest
              Buffer represents the maximum amount of negative index interest assumed by the
              Company, but any additional negative interest will be credited to the Risk Control
              Account. Please make corresponding revisions to the cover page, to the definition of
              Indexed Interest Buffer in the Glossary, and to page 20 of the prospectus.

              Please provide a brief example (e.g., if the Indexed Interest Buffer is -10%, then the
              Company will not credit any interest if the Index Return is between 0% and -10%, but if the Index Return is more than -10%, then the Company will credit any
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 4 of 13

              additional negative interest to the Risk Control Account, which means an investor could lose up to 90% of their investment, e.g., $9,000 on a $10,000 investment).

           d) In the second bullet, please more clearly state in the first sentence that the Indexed
              Interest Cap and Indexed Interest Participation Rate limit the amount of positive index interest to be credited to the Risk Control Account. Please make corresponding revisions to the cover page and to page 20 of the prospectus.

           e) In the third sentence of the second bullet, please explain in simple terms that the
              Indexed Interest Cap represents the maximum amount of index interest the Company will credit to the Risk Control Account. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Cap in the Glossary, and to page 20 of the prospectus.

              Please provide a brief example (e.g., if the Index Return is 15% and the Indexed
              Interest Cap is 10%, then the Company will credit 10%).

           f) In the fourth sentence of the second bullet, please more simply state that the Indexed
              Interest Participation Rate is a percentage multiplied by the Index Return to limit the amount of index interest credited by the Company. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Participation Rate in the Glossary, and to page 20 of the prospectus.

              Please provide a brief example (e.g., if the Index Return is 10% and Indexed Interest
              Participation Rate is 80%, then the Company will credit 8% (10% x 80%)).

           g) In the fourth bullet, please explain the concepts   Modern
Portfolio Theory   and
                Mean Variance Optimization   in plain English terms.

              Further, please confirm supplementally that with respect to the Barclays Risk
              Balanced Index: (i) the Index and the methodology used to calculate it will be publicly available; (ii) all components of the Index will be actively traded; (iii) the
              Index will be sponsored and administered by a third party not affiliated with the
              Company; and (iv) the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing the Index.

   14. In the Allocation Option table, please show the guaranteed minimum rates for the Indexed
       Interest Cap, Indexed Interest Participation Rate, and Interest Rate, as well as the lifetime
       Indexed Interest Floor and lifetime Indexed Interest Buffer for each Allocation Option.

       The paragraph that follows the Allocation Option table states that the investor chooses the
       Indexed Interest Floor when allocating to an Allocation Option. Please explain the factors for an investor to consider when choosing an Indexed Interest Floor, e.g., a higher Indexed
       Interest Floor means a lower Indexed Interest Cap; once elected, the Indexed Interest Floor for an Allocation Option may not be changed for the life of the Contract; etc. Please provide comparable disclosure with respect to an investor s choice in electing Indexed
       Interest Buffers, Indexed Interest Participation Rates, and Indexed Interest Caps.

       Please also explain the factors to consider prior to electing a 6-Year Risk Control Account.
       In particular, prominently disclose that an investor should understand that any partial
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 5 of 13

       withdrawal, full surrender, Death Benefit payment, or withdrawal to elect an Income Payout
       Option prior to the end of the six-year period could significantly reduce the values under the
       Contract and the amount of index interest credited at the end of the Interest Term due to the
       Surrender Charge, Equity Adjustment, Interest Adjustment, and proportionate adjustment applied to withdrawals. Please also explain that indexed interest is not calculated or credited until the end of the six-year period, and therefore the Crediting Strategy factors (i.e., the
       Indexed Interest Cap, Indexed Interest Participation Rate, Indexed Interest Floor, and
       Indexed Interest Buffer) apply at the end of the six-year period, and are not applied on an annual basis.

       Please provide corresponding revisions to page 17 of the prospectus.

   15. With regard to the Transfers discussion:

           a) Please revise the first paragraph in accordance with plain English principles to simply state that a six-year Risk Control Account is not available if the Income
              Payout Date is less than six years from the Allocation Option Start Date.

           b) Please delete the second paragraph, and simply state that at least two weeks prior to the end of an Interest Term, owners will be notified of the available Allocation
              Options to which they may transfer their maturing Contract Value, and that the new
              Allocation Options may have different Interest Terms and Crediting Strategies.

              Please more clearly explain the statement that   [o]nly one
Indexed Interest Floor for
              a given Allocation Option can be elected at any given time.
Does this mean, for
              example, that if an investor chooses a 6-Year S&P 500 Index Risk Control Account with a -1% Indexed Interest Floor, then the investor may not also allocate to a 6-
              Year S&P 500 Index Risk Control Account with a -5% Indexed Interest Floor?
              Please make this clear in the paragraph that follows the Allocation Option table on page 5 of the prospectus.

           c) Please clarify the first sentence of the last paragraph, as not all Allocation Options offer Indexed Interest Floors, and the second sentence, as the Declared Rate
              Account only has one Interest Term.

           d) Please disclose whether transfers are permitted during the Interest Term.

       Please provide corresponding revisions to pages 17-18 of the prospectus.

   16. In the Declaration of Rates discussion, please state the guaranteed minimum rates for the
       Indexed Interest Cap, Indexed Interest Participation Rate, and Interest Rate rather than stating that they will never be less than the minimum rates described in the prospectus.
       Further, please disclose that the Indexed Interest Floor and Indexed Interest Buffer for an
       Allocation Option will not change during the life of the Contract unless the Allocation
       Option is discontinued, and provide the guaranteed minimum rates for the Indexed Interest
       Floor and Indexed Interest Buffer under any Risk Control Account for the life of the
       Contract in the event of such discontinuation.
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 6 of 13

Highlights    How Your Contract Works    Contract Value (pages 7-8)

   17. Please rewrite the summary on how the Risk Control Account Value is determined in accordance with plain English principles. In particular, please revise the Risk Control
       Value, Index Return and Adjusted Index Return, Crediting Base, and Equity Adjustment
       paragraphs as follows:

           a) Risk Control Account Value. Please state that the Risk Control Account Value is equal to the amount applied to each Risk Control Account at the start of the current
              Interest Term, adjusted proportionately for any withdrawals (including any
              Surrender Charge, Equity Adjustment, and Interest Adjustment), plus or minus any index interest.

              Please disclose that the amount of index interest credited, if any, may be limited by the Indexed Interest Cap and Indexed Interest Participation Rate.

           b) Index Return and Adjusted Index Return. Please provide a plain English description of how index interest is credited: (i) index interest is calculated based on the change in the Index from the first day of the Interest Term to the last day of the Interest
              Term; (ii) the Index Return is adjusted based on the Indexed Interest Cap and
              Indexed Interest Floor or the Indexed Interest Participation Rate and the Indexed
              Interest Buffer, as applicable; and (iii) this Adjusted Index Return is multiplied by the Risk Control Account Value on the last day of the Interest Term to determine how much index interest is credited, if any.

              Please disclose that even with the Indexed Interest Floor or Indexed Interest Buffer, the amount of index interest credited may be negative, and there is a risk of loss of principal and previously credited interest of up to 90% (with the Indexed Interest
              Buffer) and 10% (with the Indexed Interest Floor) due to negative Index performance.

              Please provide a brief example of how index interest is determined.

           c) Crediting Base and Equity Adjustment. A detailed discussion of the Crediting Base methodology is more appropriate later in the prospectus. Accordingly, rather than utilizing Crediting Base terminology, please explain prominently - that the
              Company calculates amounts withdrawn from the Risk Control Accounts during the
              Interest Term on a proportionate basis, which could significantly reduce the values under the Contract by substantially more than the amount of the withdrawal. Please make clear that amounts withdrawn include partial withdrawals, full surrenders, payment of the death benefit, and amounts withdrawn to be applied to an Income
              Payout Option. Please also explain that as the Risk Control Account value is reduced by amounts withdrawn, the amount of index interest credited at the end of the Interest Term may also be reduced.

              In this same discussion, please also prominently explain that:
(a) amounts
              withdrawn during the Interest Term could also significantly reduce Contract values due to the Equity Adjustment, the Interest Adjustment, and the Surrender Charge;
              (b) when amounts are withdrawn from an Allocation Option prior to its maturity, the
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 7 of 13

              Equity Adjustment and Interest Adjustment protect the Company from market losses relating to changes in the value of the investments that support the Risk
              Control Accounts and the Contract guarantees; (c) the Surrender Charge applies for the first six Contract Years, and the Equity Adjustment and the Interest Adjustment
              apply for the entire Interest Term of each Risk Control Account, which could be six years; and (d) index interest is not credited to amounts withdrawn prior to the end of the Interest Term. To avoid investor confusion, please remove the separate paragraph on the Equity Adjustment.

           d) Prominently state that the Contract is not suitable for short-term investing or for investors who plan to take withdrawals (including systematic withdrawals and
              Required Minimum Distributions) or surrender the Contract during the first six
              Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period.

   18. When discussing the Interest Adjustment, please clarify that it will apply to any partial withdrawal, full surrender, Death Benefit payment, or withdrawal to elect an Income Payout
       Option made prior to an Allocation Option Maturity Date, and prominently state that this could significantly reduce the Death Benefit, the amount withdrawn, and the amount of interest credited at the end of the Interest Term. Please state that the Interest Adjustment applies for the entire Interest Term of each Allocation Option, which could be six years for each Allocation Option. Please revise the first sentence to more clearly state that the
       Interest Adjustment protects the Company from market losses relating to changes in the value of the investments that support the guarantees under the Contract when amounts are withdrawn from an Allocation Option prior to its maturity.

Highlights    How Your Contract Works    Withdrawal Options (pages 8-9)

   19. Please revise the first sentence in Withdrawal Options to state that withdrawals, including
       Annual Free Withdrawal Amounts, could significantly reduce the Death Benefit and the
       Contract Value, perhaps by substantially more than the amount withdrawn, as well as the amount of interest credited to an Allocation Option, and could terminate the Contract.
       Please revise the second sentence to clarify that the Contract is not suitable if an investor intends to take partial withdrawals (including systematic withdrawals and Required
       Minimum Distributions) or surrender the Contract during the first six Contract Years or during the Interest Term of an Allocation Option. Please state that index interest is not credited to amounts withdrawn prior to the end of the Interest Term.

   20. When describing the Annual Free Withdrawal Amount, please state that although a
       Surrender Charge will not apply, the Company will still calculate the withdrawal on a proportionate basis and apply the Equity Adjustment and Interest Adjustment.

   21. Please clarify in the second bullet that a partial withdrawal may reduce the Death Benefit and the values under the Contract by more than the amount of the partial withdrawal.

Highlights    How Your Contract Works    Death Benefit (page 9)

   22. Please prominently state that withdrawals could significantly reduce the Death Benefit, perhaps by substantially more than the amount of the withdrawal. When stating that a
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 8 of 13

       Surrender Charge does not apply, please disclose that the Equity Adjustment and Interest
       Adjustment will be applied to the Death Benefit proceeds.

Highlights    Risk Factors (pages 9-12)

   23. The first risk factor states that an investor assumes the risk that the Indexed Interest Cap can be reduced to as little as 1.0% and the Indexed Interest Participation Rate can be reduced to as little as 10%. Please provide comparable disclosure with respect to the Indexed Interest
       Floor and Indexed Interest Buffer.

       Further, when discussing in the fifth paragraph an investor s risk of loss due to withdrawals, surrenders, payment of the death benefit, and amounts withdrawn to be applied to an
       Income Payout Option, please add a bullet explaining that the Company calculates amounts withdrawn from a Risk Control Account on a proportionate basis, which could reduce the amount received to less than the protection provided by the Indexed Interest Floor or
       Indexed Interest Buffer.

       Finally, please state that because the Company relies on a single point in time to calculate the Index Return, an investor may experience a negative return even if the Index has experienced gains through some, or most, of the Interest Term.

   24. In the Liquidity Risk discussion, please prominently disclose that the Contract is not suitable for investors who plan to take withdrawals (including systematic withdrawals and
       Required Minimum Distributions) or surrender the Contract during the first six Contract
       Years or during the Interest Term of an Allocation Option, which could be a six-year period. Further, please disclose that index interest is not credited to amounts withdrawn prior to the end of the Interest Term.

   25. In the third risk factor, please state prominently that there is a risk of loss of principal and previously credited interest in the Risk Control Accounts of up to 90% (with the Indexed
       Interest Buffer) and 10% (with the Indexed Interest Floor) due to negative Index performance. Please also clarify in the last sentence that amounts removed from a Risk
       Control Account for any reason could result in a loss of previously credited interest or principal even if performance has been positive because of proportionate withdrawal calculations, Surrender Charges, the Equity Adjustment, and the Interest Adjustment, and
       that this loss could exceed 90% and 10%, respectively. Finally, please disclose that investment in the Declared Rate Account could result in a loss of principal and previously credited interest due to Surrender Charges and the Interest Adjustment.

   26. The Creditor and Solvency Risk discussion describes risks relating to COVID-19, which appear to be unrelated to how the pandemic has impacted the Company. Please tailor this discussion to describe the Company s potential risks related to the COVID-19 pandemic, or remove this discussion. We note that this paragraph is also in the Market Risk discussion.

   27. Please revise the No Ownership Rights and Possible Tax Law Changes discussions to encompass the securities comprising the Barclays Risk Balanced Index (e.g., refer to underlying securities rather than underlying stocks).

   28. Please add a risk factor relating to reinvestment risk. In particular, please disclose what happens to value in a maturing Allocation Option if investors do not notify the Company as
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 9 of 13

       to their choice of a new Allocation Option, and whether there may be a default allocation to an Allocation Option with a Crediting Strategy that investors might find unacceptable.

   29. Please add a risk factor stating that the Company only issues the Contract on the 10th and
       25th of each month, and therefore the Purchase Payment may be held in the Company s
       General Account for up to fifteen days prior to being invested in the Contract, and will not earn any interest during that period.

Fees and Expenses (pages 12-13)

   30. In the paragraph preceding the Surrender Charge table, please state prominently that negative Equity Adjustments and Interest Adjustments also reduce Contract Values.

   31. The fee table should disclose all guaranteed maximum charges. Accordingly, please disclose in the Other Expenses table that the Premium Tax is 3.5%.

   32. Please revise the second sentence of Footnote 1 to the Surrender Charge table to list all of the transactions where a Surrender Charge is not assessed.

   33. When describing the Surrender Charge on page 13, please replace the formulaic description of the Surrender Charge calculation (which is redundant with the preceding paragraph) with a brief, plain English example (e.g., if an investor has $100,000 Contract Value at the beginning of the second Contract Year and withdraws $20,000, then the Annual Free
       Withdrawal Amount is $10,000 ($100,000 x 10%), and the Company will impose a $900
       Surrender Charge on the amount withdrawn in excess of the Annual Free Withdrawal
       Amount (($20,000 - $10,000) x 9%)).

       Please disclose whether the Surrender Charge on partial withdrawals is deducted from the amount withdrawn or from the remaining Contract Value.

Getting Started    The Accumulation Period    Right to Examine (page 16)

   34. In the sixth sentence, please clarify whether refunds will be subject to an Equity
       Adjustment.

Allocating Your Purchase Payment    Reallocating Your Contract Value: Transfers

Changes to Crediting Strategy Components (page 18)

   35. Please disclose the guaranteed minimum rates for the Indexed Interest Cap and Indexed
       Interest Participation Rate rather than referring investors to their Data Pages. Please also provide information for the Declared Rate Account Interest Rate with regard to the guaranteed minimum, whether the rate may change during the Interest Term, whether the rate is available in advance of the Contract Issue Date and two weeks in advance of a new
       Interest Term, etc. Further, because the Indexed Interest Floor and the Indexed Interest
       Buffer could change during the life of the Contract if an Allocation Option is discontinued, please provide the guaranteed minimum floor and buffer rates under any Risk Control
       Account for the life of the Contract here and on the cover page of the prospectus.
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 10 of 13

Allocating Your Purchase Payment    Reallocating Your Contract Value: Transfers

Addition or Discontinuation of an Allocation Option (page 18)

   36. The prospectus states that under certain circumstances, an Allocation Option may be discontinued in the middle of an Interest Term. Please disclose how the Contract Value in the discontinued Allocation Option is reallocated under the Contract, and whether index interest is calculated and credited at the time of discontinuation.

Declared Rate Account Allocation Option (pages 18-19)

   37. The current Interest Rate for the Declared Rate Account will never be less than the
       Minimum Interest Rate which, as stated in the fourth paragraph, is determined on each
       Allocation Option Start Date. Please reconcile this with disclosure stating that investors will be notified of the current Interest Rate two weeks in advance of the Allocation Option
       Start Date.

Risk Control Account Allocation Options (pages 19-21)

   38. In the sixth paragraph, please provide a brief example demonstrating how an investor will receive negative index interest equal to the Indexed Interest Floor if negative Index performance is lower than the Indexed Interest Floor (e.g., if Index performance is -15%
       and the Indexed Interest Floor is -10%, then the Company will credit -10% to the Risk
       Control Account Value).

   39. In the third sentence of the seventh paragraph, please clarify that if negative investment performance is less than -10% (rather than 10%), then the Risk Control Account Value will be reduced by the amount of negative performance in excess of -10%.

Contract Value - Risk Control Account Value (pages 22-29)

   40. When describing the Crediting Base, please clarify in the disclosure
that   withdrawals
       include partial withdrawals, full surrenders, Death Benefit payments, and withdrawals to elect an Income Payout Option.

   41. In Step 3 of the two examples of the Crediting Base following a withdrawal (pages 22 and
       23), please state the amount of the new Risk Control Account Value following the withdrawal.

   42. In each of the five examples of the Risk Control Account Value calculation on the last business day of an interest term (pages 25-28), please state in the assumptions that the Risk
       Control Account Value is equal to the Crediting Base on the first Business Day of the
       Interest Term, and is $100,000.

   43. When first describing the Equity Adjustment on page 28, please state that it protects the
       Company from market losses relating to changes in the value of the investments that support the Risk Control Accounts when withdrawals, including full surrenders, payment of the death benefit, and amounts withdrawn to be applied to an Income Payout Option, are made during the Interest Term. Please make clear that the Equity Adjustment applies for the entire Interest Term of each Risk Control Account, which could be six years, but does not apply to amounts withdrawn on the Allocation Option Maturity Date. In the bolded
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 11 of 13

       paragraph, please state that a negative Equity Adjustment will reduce the values under the
       Contract and the amount of index interest credited.

   44. Please confirm supplementally that the rates and assumptions reflected herein, and in all examples throughout the prospectus, are reasonable in light of current and anticipated market conditions.

Contract Value    Interest Adjustment (pages 30-31)

   45. In the first paragraph, please be clear that the Interest Adjustment protects the Company from market losses relating to changes in the value of the investments that support the guarantees under the Contract.

   46. Please make clear that the Interest Adjustment applies for the entire Interest Term of each
       Allocation Option, which could be six years, but does not apply to amounts withdrawn on the Allocation Option Maturity Date.

   47. Please revise the third paragraph following the formula, which incorrectly assumes that all
       Interest Terms will be for a six-year period.

Surrender Value (page 31)

   48. Please prominently disclose that amounts received on surrender could be significantly reduced due to the Equity Adjustment, the Interest Adjustment, and the Surrender Charge,
       and index interest will not be credited if amounts are surrendered prior to the end of an
       Interest Term.

Access to Your Money    Partial Withdrawals (pages 32-34)

   49. Please prominently state that the Contract is not suitable if an investor intends to take partial withdrawals, including systematic withdrawals and Required Minimum Distributions, during the first six Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period.

   50. Please clarify in the first sentence that all withdrawals, including systematic withdrawals and Required Minimum Distributions, will proportionally reduce the Death Benefit and other values under the Contract, which means the Death Benefit and other Contract values may decrease by more than the amount of the withdrawal. Please prominently disclose that partial withdrawals: (a) could also significantly reduce Contract values due to the Surrender
       Charge, Equity Adjustment, and Interest Adjustment; (b) will not be credited with index interest; and (c) could reduce the amount of interest credited at the end of the Interest Term.

   51. If a partial withdrawal is taken, investors are subject to Surrender Charges and a potentially negative Equity Adjustment and Interest Adjustment, proportionate reductions in the Death
       Benefit and Risk Control Account Value, and loss of index interest. Given this, please explain supplementally how a systematic withdrawal plan is a suitable option under the
       Contract, and why the Contract may be sold as a Qualified Contract, where investors must take Required Minimum Distributions.
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 12 of 13

   52. Please move up the bolded paragraph in the Systematic Withdrawals section to make it more prominent, and state that the Contract is not suitable for investors who plan to take systematic withdrawals, including Required Minimum Distributions, under the Contract.

   53. Consistent with page 13 of the prospectus, please include transfers in the list of transactions that do not incur a Surrender Charge.

   54. When stating in the last paragraph of the Nursing Home or Hospital or Terminal Illness
       Waiver discussion that Surrender Charges may not apply to amounts withdrawn, please disclose that the Equity Adjustment and Interest Adjustment, and a proportionate reduction in Contract values, may apply.

Access to Your Money    Surrenders (page 34)

   55. Please make prominent the third paragraph, reference the Equity Adjustment, and state that index interest will not be credited to amounts surrendered prior to the end of an Interest
       Term.

Death Benefit    Death Benefit Proceeds Amount (pages 36-37)

   56. The penultimate paragraph of this discussion notes that if an Owner is added or changed, the death benefit will be equal to the Contract Value. Please move this disclosure up to the beginning of the discussion, when describing the amount that will be paid as Death Benefit proceeds.

Income Payout Options (pages 39-41)

   57. Please prominently disclose that amounts applied to an Income Payout Option prior to the end of an Interest Term could be significantly reduced due to the Equity Adjustment and
       Interest Adjustment, and will not be credited with index interest.

                                             ********
        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the
Company and its underwriter must request acceleration of the effective date of the registration statement.

         In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Jennifer Kraus-Florin, Esq.
March 19, 2021
Page 13 of 13

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

                                                                   Sincerely,

                                                                   /s/
Elisabeth Bentzinger

                                                                   Elisabeth
Bentzinger
                                                                   Senior
Counsel


cc: Andrea Ottomanelli Magovern
    Sally Samuel